Form 51-102F3
Material Change Report

Item 1.	Name and Address of Reporting Issuer
Alderon Iron Ore Corp. (the “Corporation” or Alderon”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1

Item 2.	Date of Material Change
February 25, 2014
Item 3.	News Release
News release announcing the material change referred to in this report was issued through Marketwire on February 25, 2014, and a copy is filed on SEDAR.
Item 4.	Summary of Material Change

The Corporation announced that it has satisfied the remaining conditions for the confirmed power supply for the Kami Iron Ore Project (“Kami Project”), as its affiliate The Kami Mine Limited Partnership (“Kami LP”) has entered into a Power Purchase Agreement and security agreement (the “Security Agreement”) with Newfoundland and Labrador Hydro.

Item 5.1	Full Description of Material Change
For a full description of the material change, please see the news release attached as Schedule “A” to this Material Change Report.
Item 5.2	Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Olen Aasen, Corporate Secretary Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
March 6, 2014

SCHEDULE “A”

NEWS RELEASE

Alderon Concludes Power Purchase Agreement for the Kami Project

February 25, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that it has satisfied the remaining conditions for the confirmed power supply for the Kami Iron Ore Project (“Kami Project”), as its affiliate The Kami Mine Limited Partnership (“Kami LP”) has entered into a Power Purchase Agreement and security agreement (the “Security Agreement”) with Newfoundland and Labrador Hydro (“NLH”), a subsidiary company of Nalcor Energy (“Nalcor”). Additionally, in order to fund the first security deposit required under the Security Agreement, Kami LP has received a $22.0 million loan from Liberty Metals & Mining Holdings, LLC (“LMM”).

“The Power Purchase Agreement was a key infrastructure requirement and is critical in securing the previously announced debt financing and we are very pleased to have finalized it,” says Tayfun Eldem, President and CEO of Alderon.

Power Purchase Agreement

The Kami LP has entered into a Power Purchase Agreement with NLH pursuant to which NLH agrees to sell electrical power and energy to the Kami LP and the Kami LP agrees to purchase the same from NLH in accordance with the terms of the Power Purchase Agreement. The signing of the Power Purchase Agreement concludes a process that has been ongoing since September 2011 where Alderon and the Kami LP have collaborated with the Province of Newfoundland and Labrador and Nalcor to secure access to power, including paying upfront engineering costs of $4.4 million.

Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012.

Security Agreement

Alderon announced on February 13, 2014 that the Government of Newfoundland and Labrador had confirmed that it will proceed with the construction of a third transmission line from Churchill Falls to Labrador West (the “New Transmission Line”). As an end user of the New Transmission Line, the Kami LP will provide security for its commitment to begin purchasing electrical power under the terms and conditions of the PPA once the Kami Project is commissioned. Under the terms of the Security Agreement with NLH, Kami LP has agreed to provide a total of $65.0 million in security deposits that will each take the form of a letter of credit that will be released to Kami LP once the Kami Project is interconnected to the electrical system as contemplated under the Power Purchase Agreement, and has been commissioned and the Kami LP loading saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21.0 million was due on the signing of the Security Agreement and was paid with the proceeds of the loan from LMM. The remaining $44.0 million in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the New Transmission Line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits and may not request the next security deposit until after August 31, 2014.

Liberty Loan

LMM, a subsidiary of Liberty Mutual Insurance and one of Alderon’s strategic investment partners, has provided a loan to the Kami LP in the amount of $22.0 million.  $21.0 million of the gross proceeds of the loan will be used to fund the first security deposit that is required by NLH in connection with the construction of the New Transmission Line. The remaining $1.0 million will be used for working capital purposes, including for the payment of the establishment fee and transaction costs.

Commencing 12 months after the issuance of the loan, the principal amount of the loan and any accrued but unpaid interest, become convertible at LMM’s option into Alderon common shares at a conversion price equal to $2.376 per common share. The loan is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. A 1.5% establishment fee is payable to LMM in connection with the loan. Subject to prepayment in accordance with the terms of the loan, the maturity date of the loan is December 31, 2018.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America. The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-866-683-8030 ext. 223

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the construction of the new transmission line; (iii) the supply of power for the Kami Project; (iv) the rate schedule for the supply of power; (v) the provision of additional security deposits; and (vi) LMM’s conversion rights under the loan.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.